POLYMET MINING CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended July 31, 2016

PolyMet Mining Corp.
Condensed Interim Consolidated Balance Sheets
Unaudited - All figures in thousands of U.S. Dollars

	July 31,	January 31,
	2016	2016

ASSETS

Current
Cash	$2,294	$10,256
Amounts receivable	408	429
Prepaid expenses	897	1,285
	3,599	11,970
Non-Current
Amounts receivable (Note 5)	2,251	2,153
Mineral Property, Plant and Equipment (Notes 3 and 4)	347,156	321,649
Wetland Credit Intangible (Note 5)	1,888	1,888
Total Assets	354,894	337,660

LIABILITIES

Current
Accounts payable and accrued liabilities	3,563	3,348
Convertible debt (Notes 7 and 8)	38,960	-
Non-convertible debt (Notes 7 and 9)	57,719	4,962
Environmental rehabilitation provision (Note 6)	2,308	1,498
	102,550	9,808
Non-Current
Convertible debt (Notes 7 and 8)	-	35,986
Non-convertible debt (Notes 7 and 9)	-	43,023
Environmental rehabilitation provision (Note 6)	70,067	64,186

Total Liabilities	172,617	153,003

SHAREHOLDERS’ EQUITY

Share Capital (Note 10)	243,141	242,917
Share Premium	1,151	1,151
Equity Reserves	55,062	53,759
Deficit	(117,077)	(113,170)

Total Shareholders’ Equity	182,277	184,657

Total Liabilities and Shareholders’ Equity	$354,894	$337,660

Nature of Business and Liquidity (Note 1)
Commitments and Contingencies (Note 13)

ON BEHALF OF THE BOARD OF DIRECTORS:

/S/ Jonathan Cherry	, Director	/S/ William Murray	, Director

- See Accompanying Notes –

PolyMet Mining Corp.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
Unaudited - All figures in thousands of U.S. Dollars, except for shares and per share amounts

	Three months ended July 31,		Six months ended July 31,
	2016	2015	2016	2015

General and Administrative Expenses
Salaries and benefits	$303	$278	$617	$601
Share-based compensation (Note 10)	233	127	860	253
Director fees and expenses	72	74	146	148
Professional fees	60	72	214	198
Filing and regulatory fees	18	80	122	134
Investor and public relations	296	329	682	765
Travel	86	74	155	155
Rent and other office expenses	61	65	123	132
Insurance	41	61	83	109
Amortization	8	8	16	16
Total General and Administrative Expenses	1,178	1,168	3,018	2,511

Other Expenses (Income)
Finance costs - net (Note 11)	371	537	908	909
Loss (gain) on foreign exchange	9	9	(1)	7
Loss on disposal of Wetland Credit
Intangible (Note 5)	-	-	-	1,852
Rental income	(3)	(16)	(18)	(23)
Total Other Expenses (Income)	377	530	889	2,745

Loss for the Period	1,555	1,698	3,907	5,256

Other Comprehensive Income
Items that may be subsequently reclassified to profit or loss:
Unrealized gain on available-for-sale financial instrument (Note 5)	(48)	(59)	(104)	(75)

Other Comprehensive Income for the Period	(48)	(59)	(104)	(75)

Total Comprehensive Loss for the Period – Net of Tax	1,507	1,639	3,803	5,181

Basic and Diluted Loss per Share	$(0.01)	$(0.01)	$(0.01)	$(0.02)

Weighted Average Number of Shares	277,735,782	276,521,018	277,707,740	276,496,063

- See Accompanying Notes -

PolyMet Mining Corp.
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
Unaudited - All figures in thousands of U.S. Dollars, except for shares

	Share Capital (authorized = unlimited)			Equity Reserves
		Paid-in			Accumulated			Total
	Issued	Share	Share	Contributed	Other Comp	Equity		Shareholders'
	Shares	Capital	Premium	Surplus	Income	Reserves	Deficit	Equity
Balance - January 31, 2015	276,351,374	$241,489	$3,007	$51,704	$-	$51,704	$(103,824)	$192,376
Total comprehensive loss for the year	-	-	-	-	75	75	(5,256)	(5,181)
Refinance of convertible debenture (Notes 7 and 8)	-	-	(1,241)	1,241	-	1,241	-	-
Payment of land purchase options (Note 10)	87,826	99	-	-	-	-	-	99
Exercise of share options (Note 10)	25,000	30	-	(5)	-	(5)	-	25
Vesting of restricted shares and RSU’s (Note 10)	115,888	124	-	(124)	-	(124)	-	-
Share-based compensation (Note 10)	-	-	-	569	-	569	-	569
Bonus share cost amortization (Note 10)	-	-	-	181	-	181	-	181
Balance - July 31, 2015	276,580,088	$241,742	$1,766	$53,566	$75	$53,641	$(109,080)	$188,069

	Share Capital (authorized = unlimited)			Equity Reserves
		Paid-in			Accumulated			Total
	Issued	Share	Share	Contributed	Other Comp	Equity		Shareholders'
	Shares	Capital	Premium	Surplus	Income	Reserves	Deficit	Equity
Balance - January 31, 2016	277,557,082	$242,917	$1,151	$53,560	$199	$53,759	$(113,170)	$184,657
Total comprehensive loss for the year	-	-	-	-	104	104	(3,907)	(3,803)
Payment of land purchase options (Note 10)	120,736	100	-	-	-	-	-	100
Vesting of restricted shares and RSU’s (Note 10)	115,888	124	-	(124)	-	(124)	-	-
Share-based compensation (Note 10)	-	-	-	1,171	-	1,171	-	1,171
Bonus share cost amortization (Note 10)	-	-	-	152	-	152	-	152
Balance - July 31, 2016	277,793,706	$243,141	$1,151	$54,759	$303	$55,062	$(117,077)	$182,277

- See Accompanying Notes -

PolyMet Mining Corp.
Condensed Interim Consolidated Statements of Cash Flows
Unaudited - All figures in thousands of U.S. Dollars

	Three months ended July 31,		Six months ended July 31,
	2016	2015	2016	2015

Operating Activities
Loss for the period	$(1,555)	$(1,698)	$(3,907)	$(5,256)
Items not involving cash
Amortization	8	8	16	16
Environmental rehabilitation provision accretion (Note 6)	377	422	765	791
Share-based compensation (Note 10)	233	127	860	253
Unrealized gain on foreign exchange	9	6	(8)	4
Loss on disposal of wetland credit intangible (Note 5)	-	-	-	1,852
Gain on disposal of available-for-sale financial instruments (Note 5)	(8)	-	(8)	-
Changes in non-cash working capital
Amounts receivable	(20)	377	(47)	303
Prepaid expenses	52	12	388	(6)
Accounts payable and accrued liabilities	49	34	(450)	(181)
Net cash used in operating activities	(855)	(712)	(2,391)	(2,224)

Financing Activities
Share issuance proceeds, net of costs (Note 10)	-	25	-	25
Debenture funding, net of costs (Notes 7 and 9)	10,943	8,000	10,943	15,954
Debenture repayment (Notes 7 and 9)	(5,111)	-	(5,111)	-
Net cash provided by financing activities	5,832	8,025	5,832	15,979

Investing Activities
Property, plant and equipment purchases (Note 4)	(4,635)	(8,078)	(11,493)	(13,784)
Available-for-sale financial instrument disposal proceeds (Note 5)	82	-	82	-
Wetland credit intangible purchases (Note 5)	-	-	-	(100)
Net cash used in investing activities	(4,553)	(8,078)	(11,411)	(13,884)

Net Increase (Decrease) in Cash	424	(765)	(7,970)	(129)
Effect of Foreign Exchange on Cash	(9)	(6)	8	(4)
Cash - Beginning of period	1,879	9,939	10,256	9,301
Cash - End of period	$2,294	$9,168	$2,294	$9,168

Supplementary information:
Accounts payable and accrued liabilities related to PP&E	$486	$(199)	$665	$789
Debt accretion and capitalized interest (Notes 7, 8 and 9)	3,565	923	6,876	1,639
Share-based compensation related to PP&E (Note 10)	58	96	311	316
Bonus share amortization related to PP&E (Note 10)	76	76	152	181
Fair value of shares issued for land options (Note 10)	$50	$50	$100	$99

- See Accompanying Notes -

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at July 31, 2016 and for the three and six months ended July 31, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

1.	Nature of Business and Liquidity

PolyMet Mining Corp. was incorporated in British Columbia, Canada on March 4, 1981 under the name Fleck Resources Ltd. and changed its name to PolyMet Mining Corp. on June 10, 1998. Through its 100%-owned subsidiary, Poly Met Mining, Inc. (“PolyMet US” and, together with PolyMet Mining Corp., “PolyMet” or the “Company”) the Company is engaged in the exploration and development of natural resource properties. The Company’s primary mineral property is the NorthMet Project (“NorthMet” or “Project”), a polymetallic project in northeastern Minnesota, USA which comprises the NorthMet copper-nickel-precious metals ore body and the Erie Plant, a processing facility located approximately six miles from the ore body. The realization of the Company’s investment in NorthMet and other assets is dependent upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain permits necessary to construct and operate NorthMet, the ability to obtain financing necessary to complete the exploration and development of NorthMet, and future profitable operations or alternatively, disposal of the investment on an advantageous basis.

On September 25, 2006, the Company received the results of a Definitive Feasibility Study and NorthMet moved from the exploration stage to the development stage. An updated Technical Report under National Instrument 43-101 incorporating numerous project improvements was filed in January 2013.

The corporate address and records office of the Company are located at 100 King Street West, Suite 5700, Toronto, Ontario, Canada M5X 1C7, and 700 West Georgia, 25th Floor, Vancouver, British Columbia, Canada, V7Y 1B3, respectively. The executive office of Poly Met Mining, Inc. (“PolyMet US”), the Company’s wholly-owned subsidiary, is located at 444 Cedar Street, Suite 2060, St. Paul, Minnesota, United States of America, 55101.

The condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of operations.

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over financial assets due at any point in time. As at July 31, 2016, the Company had cash of $2.294 million and a working capital deficiency of $98.951 million primarily due to the $38.960 million secured convertible debt and $57.719 million secured non-convertible debt due March 31, 2017 to Glencore AG, a wholly owned subsidiary of Glencore plc (together “Glencore”) being classified as a current liability. Subsequent to quarter end, PolyMet and Glencore agreed, subject to formal execution, to extend the maturity date of the secured convertible debt and secured non-convertible debt to March 31, 2018 or when it is prudent for the Company to repay the debt.

Management believes, based upon the underlying value of the NorthMet Project, the advanced stage of permitting, the record of support from shareholders (see Notes 7, 8, and 9) and the ongoing discussions with numerous investment banks and investors regarding potential financing, that financing will continue to be available allowing the Company to meet its current obligations, as well as fund ongoing development, capital expenditures and administration expenses in accordance with the Company’s spending plans for the next twelve months.  While in the past the Company has been successful in closing financing agreements, there can be no assurance it will be able to do so again.  Factors that could affect the availability of financing include the state of debt and equity markets, investor perceptions and expectations and the metals markets.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at July 31, 2016 and for the three and six months ended July 31, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2.	Summary of Significant Accounting Policies

Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), including IAS 34, Interim Financial Reporting and follow the same accounting policies and methods of application as set out in Note 2 of the audited consolidated financial statements for the year ended January 31, 2016. These condensed interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended January 31, 2016. These condensed interim consolidated financial statements were approved by the Board of Directors on September 14, 2016.

3.	Mineral Property Agreements

NorthMet, Minnesota, U.S.A.

Pursuant to an agreement dated January 4, 1989, subsequently amended and assigned, the Company leases certain property in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P. The initial term of the perpetually renewable lease was 20 years and called for total lease payments of $1.475 million. The Company can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can indefinitely extend the term by continuing to make $150,000 annual lease payments on each successive anniversary date. All lease payments have been paid to July 31, 2016. The next payment is due in January 2017.

The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return per ton received by the Company. The Company’s recovery of $2.525 million in advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

Pursuant to an agreement effective December 1, 2008, the Company leases certain property in St. Louis County, Minnesota from LMC Minerals. The initial term of the renewable lease is 20 years and calls for minimum annual lease payments of $3,000 for the first four years after which the minimum annual lease payment increased to $30,000. The initial term may be extended for up to four additional five-year periods on the same terms. All lease payments have been paid to July 31, 2016. The next payment is due in November 2016.

The lease payments are considered advance royalty payments and will be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return per ton received by the Company. The Company’s recovery of $0.129 million in advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

Pursuant to the leases, PolyMet holds mineral rights and the right to mine upon receiving the required permits. PolyMet has proposed to acquire surface rights through a land exchange (see Note 9a).

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at July 31, 2016 and for the three and six months ended July 31, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

4.	Mineral Property, Plant and Equipment

Details of Mineral Property, Plant, and Equipment are as follows:

		Other fixed
Net Book Value	NorthMet	assets	Total
Balance at January 31, 2016	$321,559	$90	$321,649
Additions	19,109	12	19,121
Changes to environmental rehabilitation provision (Note 6)	6,421	-	6,421
Amortization	-	(35)	(35)
Balance at July 31, 2016	$347,089	$67	$347,156

	July 31,	January 31,
NorthMet	2016	2016
Mineral property acquisition and interest costs	$59,874	$53,041
Mine plan and development	46,303	45,422
Environmental	104,662	95,709
Consulting and wages	47,543	45,770
Reclamation and remediation (Note 6)	68,606	62,185
Site activities	19,152	18,483
Mine equipment	949	949

Total	$347,089	$321,559

Erie Plant, Minnesota, U.S.A.
In February 2004, the Company entered into an option with Cliffs Natural Resources Inc. (“Cliffs”) to purchase 100% ownership of large parts of the former LTV Steel Mining Company ore processing plant in northeastern Minnesota (the “Erie Plant”). The Company exercised this option in November 2005 under the Asset Purchase Agreement with Cliffs.

In December 2006, the Company acquired, from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. The transaction also included a railcar fleet, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices on site and an additional 6,000 acres of land to the east and west of and contiguous to its existing tailings storage facilities.

The consideration paid for the Erie Plant and associated infrastructure was $18.9 million in cash and 9,200,547 shares at a fair market value of $13.953 million.

The Company indemnified Cliffs for reclamation and remediation obligations as a result of the above purchases (see Note 6). These obligations are presently contractual in nature under the terms of the purchase agreements with Cliffs. Once the Company obtains its permit to mine and Cliffs is released from its obligations by the State agencies, the Company’s obligations will be direct with the governing bodies.

During the six months ended July 31, 2016, the Company capitalized 100% of the borrowing costs on the convertible debt (see Note 8) and non-convertible debt (see Note 9) in the amount of $6.876 million (July 31, 2015 - $1.639 million) as part of the cost of NorthMet assets. As NorthMet assets are not in use or capable of operating in a manner intended by management, no amortization of these assets has been recorded to July 31, 2016.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at July 31, 2016 and for the three and six months ended July 31, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

5.	Wetland Credit Intangible and EIP Receivable

Details of Wetland Credit Intangibles are as follows:

	Six months ended	Year ended
	July 31, 2016	January 31, 2016
Wetland Credit Intangible – beginning of period	$1,888	$6,192
Additions	-	100
Disposals	-	(4,404)

Wetland Credit Intangible – end of period	$1,888	$1,888

In March 2012, the Company acquired a secured interest in land owned by AG for Waterfowl, LLP ("AG") that is permitted for wetland restoration. AG subsequently assigned the agreement to EIP Minnesota, LLC (“EIP”) in September 2012. EIP will restore the wetlands and, upon completion, wetland credits are to be issued by the proper governmental authorities. As part of the initial consideration, AG received warrants to purchase 1,249,315 common shares at $1.3007 per share. These warrants expired on December 31, 2015.

On April 6, 2015, the Company entered into a revised agreement with EIP whereby EIP will seek to sell credits that PolyMet does not need to third parties and, over time, reimburse PolyMet for its costs. The financial instrument has been designated as available for sale. Upon closing of the transaction, the Company recognized the receivable at fair value calculated using a 9.25% discount rate and 12 year term resulting in a receivable of $2.552 million and a non-cash loss of $1.852 million. The Company will account for subsequent fair value changes through other comprehensive income or loss. Under the agreement, PolyMet retains the right to purchase up to 300 credits until February 28, 2017 with additional payments due only if PolyMet exercises that right in part or in full.

Details of the EIP receivable are as follows:

	Six months ended	Year ended
	July 31, 2016	January 31, 2016
EIP Receivable – beginning of period	$2,517	$-
Initial recognition	-	2,552
Collections from EIP	(82)	(250)
Accretion	112	192
Gain on re-measurement	-	23
EIP Receivable – end of period	2,547	2,517
Less current portion	(296)	(364)

Non-current portion	$2,251	$2,153

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at July 31, 2016 and for the three and six months ended July 31, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

6.	Environmental Rehabilitation Provision

Details of Environmental Rehabilitation Provision are as follows:

	Six months ended	Year ended
	July 31, 2016	January 31, 2016
Environmental Rehabilitation Provision – beginning of period	$65,684	$72,260
Change in estimated liability	-	(4,230)
Liabilities discharged	(495)	(970)
Accretion expense	765	1,663
Change in risk-free interest rate	6,421	(3,039)
Environmental Rehabilitation Provision – end of period	72,375	65,684
Less current portion	(2,308)	(1,498)

Non-current portion	$70,067	$64,186

Federal, state and local laws and regulations concerning environmental protection affect the Company’s NorthMet assets. As part of the consideration for the Cliffs Purchase Agreements (see Note 4), the Company indemnified Cliffs for reclamation and remediation obligations of the acquired property. The Company’s provisions are based upon existing laws and regulations. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

In April 2010, Cliffs entered into a consent decree with the Minnesota Pollution Control Agency (“MPCA”) relating to alleged violations on the Cliffs Erie Property. This consent decree required both short-term and long-term mitigation. Field study activities were completed in 2010 and 2011 and short-term mitigations were initiated in 2011 as outlined in the plans and approved by the MPCA. In April 2012, long-term mitigation plans were submitted to the MPCA for its review and approval. In October 2012, a response was received from the MPCA approving plans for pilot tests of various treatment options to determine the best course of action. Although there is substantial uncertainty related to applicable water quality standards, engineering scope, and responsibility for the financial liability, the October 2012 response from the MPCA and subsequent communications to January 31, 2015, amongst the MPCA, Cliffs and the Company provide increasing clarification of the potential liability for the long-term mitigation included in the Company’s environmental rehabilitation provision. Additional communications amongst the parties during the year ended January 31, 2016 led to further understanding of the water quality requirements and permissible mitigation plans resulting in a $4.2 million decrease to the provision during the year ended January 31, 2016.

The Company’s best estimate of the environmental rehabilitation provision at July 31, 2016 was $72.375 million (January 31, 2016 - $65.684 million) based on estimated cash flows required to settle this obligation in present day costs of $69.0 million (January 31, 2016 - $69.5 million), a projected inflation rate of 2.00% (January 31, 2016 – 2.00%), a market risk-free interest rate of 1.78% (January 31, 2016 – 2.36%) and expenditures expected to occur over a period of approximately 31 years.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at July 31, 2016 and for the three and six months ended July 31, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

7.	Glencore Financing

Since October 2008, the Company and Glencore have entered into a series of financing and other agreements comprising:

•	Convertible debt – agreement comprising $25.0 million initial principal secured convertible debentures drawn in four tranches (together the “2008 Debentures”) (see Note 8);

•

Equity – four separate agreements comprising $25.0 million placement of PolyMet common shares in calendar 2009 in two tranches; a $30.0 million placement of PolyMet common shares in calendar 2010 in three tranches; a $20.0 million placement of PolyMet common shares in calendar 2011 in one tranche; and a $20.960 million purchase of PolyMet common shares in the 2013 Rights Offering;

•

Non-convertible debt – three separate agreements comprising $30.0 million initial principal secured debentures in calendar 2015 drawn in four tranches; an $11.0 million initial principal secured debenture in calendar 2016 drawn in one tranche (see Note 9b); and a $14.0 million initial principal secured debenture in calendar 2016 drawn and to be drawn in four tranches (see Note 9b);

•

Marketing Agreement whereby Glencore committed to purchase all of the Company’s production of concentrates, metal, or intermediate products on market terms at the time of delivery for at least the first five years of production; and

•

Corporate Governance Agreement whereby from January 1, 2014 as long as Glencore holds 10% or more of PolyMet's shares (on a fully diluted basis), Glencore has the right, but not obligation, to nominate at least one director and not more than the number of directors proportionate to Glencore's fully diluted ownership of PolyMet, rounded down to the nearest whole number, such number to not exceed 49% of the total board.

As a result of these financing transactions and the purchase by Glencore of PolyMet common shares previously owned by Cliffs, Glencore's ownership and ownership rights of PolyMet as at July 31, 2016 comprises:

•	78,724,821 shares representing 28.3% of PolyMet's issued shares;

•

2008 Debentures exchangeable through the exercise of an Exchange Warrant at $1.2920 per share into 30,154,819 common shares of PolyMet (including capitalized and accrued interest as at July 31, 2016) until the Repayment Date, which is the earlier of March 31, 2017, availability of $80 million of debt or equity financing, or an earlier date on which PolyMet can demonstrate that it is prudent to repay the debentures, subject to ten days notice during which time Glencore can elect to exercise the Exchange Warrant.  The exercise price of the Exchange Warrant and the number of shares issuable are subject to conventional anti-dilution provisions; and

•

Warrants (“Purchase Warrants”) to purchase 6,458,001 million common shares at $0.8231 per share at any time until December 31, 2017, subject to mandatory exercise if the 20-day volume weighted average price (“VWAP”) of PolyMet common shares is equal to or greater than 150% of the exercise price and PolyMet has received permits and construction finance is available (“Early Maturity Event”). The exercise price of the Purchase Warrants and the number of warrants are subject to conventional anti-dilution provisions.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at July 31, 2016 and for the three and six months ended July 31, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

If Glencore were to exercise all of its rights and obligations under these agreements, it would own 115,337,641 common shares of PolyMet, representing 36.7% on a partially diluted basis, that is, if no other options or warrants were exercised or 34.3% on a fully diluted basis, if all other options and warrants were exercised, whether they are in-the-money or not.

8.	Convertible Debt

Details of the Convertible Debt are as follows:

	Six months ended	Year ended
	July 31, 2016	January 31, 2016
Convertible Debt – beginning of period	$35,986	$33,451
Accretion and capitalized interest	2,974	2,535
Convertible Debt – end of period	38,960	35,986
Less current portion	(38,960)	-

Non-current portion	$-	$35,986

Since October 2008, the Company has issued $25.0 million of secured convertible debentures to Glencore that bear interest at 12-month US dollar LIBOR plus 4.0% through July 31, 2015, 12-month US dollar LIBOR plus 8.0% through December 31, 2015, and 12-month US dollar LIBOR plus 15.0% beginning January 1, 2016. Interest is compounded quarterly and payable in cash or by increasing the principal amount of the debentures, at Glencore’s option. At July 31, 2016, $13.960 million (January 31, 2016 - $10.986 million) of interest had been accreted and capitalized to the principal amount of the debenture since inception. The Company has provided security on these debentures covering all of the assets of PolyMet and PolyMet US, including a pledge of PolyMet’s 100% shareholding in PolyMet US.

The due date of these debentures is the earlier of (i) March 31, 2017 or (ii) the availability of at least $80 million of debt or equity financing or (iii) when it is prudent for PolyMet to repay the debt, on which date all principal and interest accrued to such date will be due and payable. Upon receipt of ten days notice of PolyMet’s intention to repay the debentures Glencore can exercise the Exchange Warrant and exchange the initial principal and capitalized interest into common shares of PolyMet at $1.2920 per share. Glencore has the right to exchange some or all of the debentures at any time under the same conversion terms. All borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the six months ended July 31, 2016.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at July 31, 2016 and for the three and six months ended July 31, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

9.	Non-Convertible Debt

Details of Non-Convertible Debt are as follows:

	Six months ended	Year ended
	July 31, 2016	January 31, 2016
IRRRB – beginning of period	$4,962	$4,614
Accretion and capitalized interest	149	348
Repayment	(5,111)	-
IRRRB – end of period (Note 9a)	-	4,962

Glencore – beginning of period	43,023	7,855
Accretion and capitalized interest	3,753	2,214
Funding, net of costs	10,943	32,954
Glencore – end of period (Note 9b)	57,719	43,023

Total Non-Convertible Debt	57,719	47,985
Less current portion	(57,719)	(4,962)

Non-current portion	$-	$43,023

a)	IRRRB

During the three months ended July 31, 2016, the Company fully repaid a $4.0 million initial principal loan, drawn in June 2011 from the Iron Range Resources & Rehabilitation Board ("IRRRB"). The loan was used to exercise the Company’s options to acquire land as part of the proposed land exchange with the United States Forest Service (“USFS”). The loan was secured by the land acquired and carried a fixed interest rate of 5%, compounded annually. Warrants giving the IRRRB the right to purchase 461,286 shares of its common shares at $2.1678 per share expired on June 30, 2016. During the six months ended July 31, 2016, the Company recorded $0.149 million for accretion and capitalized interest on the IRRRB loan (July 31, 2015 - $0.172 million). All borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the six months ended July 31, 2016.

b)	Glencore

On January 30, 2015, the Company issued $8.0 million Tranche F secured debenture, on April 15, 2015 it issued $8.0 million Tranche G secured debenture, on July 1, 2015 it issued $8.0 million Tranche H secured debenture, and on October 1, 2015 it issued $6.0 million Tranche I secured debenture to Glencore. Each of these debentures bore interest at 12-month US dollar LIBOR plus 8.0% through December 31, 2015 and 12-month US dollar LIBOR plus 15.0% beginning January 1, 2016. On December 15, 2015 the maturity date was extended from the earlier of (i) the availability of at least $100 million of finance provided the Company demonstrates repayment is prudent or (ii) March 31, 2016 to the Repayment Date, which is the earlier of March 31, 2017, availability of $80 million of debt or equity financing or an earlier date on which PolyMet can demonstrate that it is prudent to repay the debentures. The Company has provided security on these debentures covering all of the assets of PolyMet and PolyMet US, including a pledge of PolyMet’s 100% shareholding in PolyMet US.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at July 31, 2016 and for the three and six months ended July 31, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

9.	Non-Convertible Debt - Continued

	b)	Glencore - Continued

On January 27, 2016, the Company issued $11.0 million Tranche J secured debenture to Glencore that bears interest at 12-month US dollar LIBOR plus 15.0%. The Company has provided security on this debenture covering all of the assets of PolyMet and PolyMet US, including a pledge of PolyMet’s 100% shareholding in PolyMet US. The due date of this debenture is the earlier of (i) March 31, 2017 or (ii) the availability of at least $80 million of debt or equity financing or (iii) when it is prudent for PolyMet to repay the debt, on which date all principal and interest accrued to such date will be due and payable.

On June 3, 2016, the Company issued $3.0 million Tranche K secured debenture, on July 1, 2016 it issued $5.0 million Tranche L-1 secured debenture, and on July 26, 2016 it issued $3.0 million Tranche L-2 secured debenture to Glencore. Tranche M secured debenture in the amount of $3.0 million was issued subsequent to quarter end on August 5, 2016. Each of these debentures bears interest at 12-month US dollar LIBOR plus 15.0%. The Company has provided security on these debentures covering all of the assets of PolyMet and PolyMet US, including a pledge of PolyMet’s 100% shareholding in PolyMet US. The due date of these debentures is the earlier of (i) March 31, 2017 or (ii) the availability of at least $100 million of debt or equity financing or (iii) when it is prudent for PolyMet to repay the debt, on which date all principal and interest accrued to such date will be due and payable.

During the six months ended July 31, 2016, the Company recorded $3.753 million for accretion and capitalized interest on the Glencore non-convertible debentures (July 31, 2015 - $0.678 million). All borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the six months ended July 31, 2016.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at July 31, 2016 and for the three and six months ended July 31, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.	Share Capital

	a)	Share Issuances for Cash and Land Acquisition

During the six months ended July 31, 2016 the Company issued no shares (July 31, 2015 – 25,000 shares) pursuant to the exercise of share purchase options for proceeds of $nil (July 31, 2015 - $0.025 million).

During the six months ended July 31, 2016 the Company issued 120,736 shares (July 31, 2015 – 87,826 shares) to maintain land purchase options.

	b)	Share-Based Compensation

The Omnibus Share Compensation Plan (“Omnibus Plan”) was created to align the interests of the Company’s employees, directors, officers and consultants with those of shareholders. Effective May 25, 2007, the Company adopted the Omnibus Plan, which was approved by the Company’s shareholders’ on June 27, 2007, modified and further ratified and reconfirmed by the Company’s shareholders most recently on July 15, 2015. The Omnibus Plan restricts the award of share options, restricted shares, restricted share units, and other share-based awards to 10% of the common shares issued and outstanding on the grant date, excluding 2,500,000 common shares pursuant to an exemption approved by the Toronto Stock Exchange.

During the six months ended July 31, 2016, the Company recorded $1.171 million for share- based compensation (July 31, 2015 - $0.569 million) with $0.860 million expensed to share- based compensation (July 31, 2015 - $0.253 million) and $0.311 million capitalized to mineral property, plant and equipment (July 31, 2015 - $0.316 million). The offsetting entries were to equity reserves. Total share-based compensation for the period comprised $0.781 million for share options (July 31, 2015 - $0.142 million) and $0.390 million for restricted shares and restricted share units (July 31, 2015 - $0.427 million). Vesting of restricted share units and exercise of share options during the period resulted in $0.124 million being transferred from equity reserves to share capital (July 31, 2015 - $0.129 million).

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at July 31, 2016 and for the three and six months ended July 31, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.	Share Capital - Continued

	c)	Share Options

Share options granted may not exceed a term of ten years and are forfeited if the grantee ceases to be an eligible person under the Omnibus Plan. Details of share options are as follows:

	Six months ended		Year ended
	July 31, 2016		January 31, 2016
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price (1)	Options	Price
Outstanding – beginning of period	18,975,002	$1.29	21,085,002	$1.33
Granted	2,827,000	0.76	338,000	1.50
Exercised	-	-	(275,000)	0.79
Expired	(2,265,000)	1.75	(2,173,000)	1.59
Outstanding – end of period	19,537,002	$1.18	18,975,002	$1.29

(1)

For information purposes, those share options granted with an exercise price in Canadian dollars (“CDN”) have been translated to the Company’s reporting currency using the exchange rate as at July 31, 2016 of 1.00 US$ = 1.3040 CDN$.

The fair value of share options granted was estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	Six months ended	Year ended
	July 31, 2016	January 31, 2016
Risk-free interest rate	1.01% to 1.07%	0.93%
Expected dividend yield	Nil	Nil
Expected forfeiture rate	Nil	Nil
Expected volatility	55.88% to 59.17%	49.61%
Expected life in years	2.50 to 5.00	2.50
Weighted average fair value of each option	$0.27 to $0.38	$0.32

The expected volatility reflects the Company’s expectation that historical volatility over a period similar to the life of the option is indicative of future trends, which may or may not necessarily be the actual outcome.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at July 31, 2016 and for the three and six months ended July 31, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.	Share Capital - Continued

	c)	Share Options - Continued

Details of share options outstanding as at July 31, 2016 are as follows:

	Number of	Number of
Range of Exercise	options	options	Weighted Average	Weighted Average
Prices (1)	outstanding	exercisable	Exercise Price (1)	Remaining Life
0.7110 to 0.8671	7,437,000	6,553,667	$ 0.75	4.94
0.9300 to 1.1500	7,632,002	7,632,002	1.02	5.41
1.5000 to 1.8816	1,928,000	1,928,000	1.66	3.73
2.1804 to 2.4886	840,000	640,000	2.32	1.47
2.5059 to 3.0695	1,700,000	1,527,500	2.63	0.96
	19,537,002	18,281,169	$ 1.18	4.51

(1)

For information purposes, those share options granted with an exercise price in Canadian dollars (“CDN”) have been translated to the Company’s reporting currency using the exchange rate as at July 31, 2016 of 1.00 US$ = 1.3040 CDN$.

As at July 31, 2016 all outstanding share options had vested and were exercisable, with the exception of 1,255,833, which were scheduled to vest upon completion of specific targets (Permits – 908,333; Construction – 87,500; Production – 200,000; Other – 60,000). The outstanding share options have expiry periods between 0.09 and 9.96 years.

d)	Restricted Shares and Restricted Share Units

Restricted shares and restricted share units granted are forfeited if the grantee ceases to be an eligible person under the Omnibus Plan. Details of restricted shares and restricted share units are as follows:

	Six months ended	Year ended
	July 31, 2016	January 31, 2016
	Number of Restricted	Number of Restricted
	Shares and Restricted	Shares and Restricted
	Share Units	Share Units
Outstanding - beginning of period	990,471	2,130,286
Issued	1,226,521	-
Forfeited	-	(64,667)
Vested	(115,888)	(1,075,148)
Outstanding - end of period	2,101,104	990,471

As at July 31, 2016 outstanding restricted shares and restricted share units were scheduled to vest upon completion of specific targets or dates (Permits – 157,391; Production – 157,390; December 2016 – 559,802; February 2018 – 1,226,521).

During the six months ended July 31, 2016 there were no restricted share units settled with cash upon vesting (year ended January 31, 2016 – 254,125). The year ended January 31, 2016 includes 41,667 restricted share units and 23,000 restricted shares forfeited upon individuals ceasing to be eligible persons under the Plan.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at July 31, 2016 and for the three and six months ended July 31, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.	Share Capital - Continued

	e)	Bonus Shares

The bonus share incentive plan was established for the Company’s directors and key employees and was approved by the disinterested shareholders at the Company’s shareholders’ meeting held on May 28, 2004. The Company has authorized 3,640,000 bonus shares for the achievement of Milestone 4 representing commencement of commercial production at NorthMet at a time when the Company has not less than 50% ownership interest in NorthMet. At the Company’s Annual General Meeting of shareholders held on June 17, 2008, the disinterested shareholders approved the bonus shares for Milestone 4. Regulatory approval is required prior to issuance of these shares. Details of bonus shares are as follows:

	Six months ended		Year ended
	July 31, 2016		January 31, 2016
		Authorized		Authorized
	Allocated	& Unissued	Allocated	& Unissued
Outstanding – beginning of period	3,150,000	3,640,000	3,150,000	3,640,000
Outstanding – end of period	3,150,000	3,640,000	3,150,000	3,640,000

The fair value of these unissued bonus shares is being amortized until the estimated date of issuance. During the six months ended July 31, 2016, the Company recorded $0.152 million amortization related to Milestone 4 bonus shares (July 31, 2015 – $0.181 million), which was capitalized to Mineral Property, Plant and Equipment.

f)	Share Purchase Warrants

Details of share purchase warrants are as follows:

	Six months ended		Year ended
	July 31, 2016		January 31, 2016
		Weighted		Weighted
	Number of	Average	Number of	Average
	Purchase	Exercise	Purchase	Exercise
	Warrants	Price (US$)	Warrants	Price (US$)
Outstanding – beginning of period	6,919,287	$0.91	8,168,602	$1.35
Expiration (Note 5 and 9a)	(461,286)	2.17	(1,249,315)	1.30
Glencore Adjustments	-	-	-	(0.48)
Outstanding – end of period	6,458,001	$0.82	6,919,287	$0.91

The outstanding share purchase warrants have expiry periods of 1.42 years.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at July 31, 2016 and for the three and six months ended July 31, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

11.	Finance Costs - Net

Details of net finance costs are as follows:

	Six months ended July 31,
	2016	2015
Interest expense:
Convertible debt (Notes 7 and 8)	$2,974	$789
Non-convertible debt (Notes 7 and 9)	3,902	850
Environmental rehabilitation provision accretion (Note 6)	765	791
Other finance costs	159	128
Total finance costs	7,800	2,558
Less: amounts capitalized on qualifying assets	(6,876)	(1,639)
Finance costs	924	919
Interest income:
Bank deposits	(16)	(10)
Finance income	(16)	(10)

Finance costs - net	$908	$909

12.	Related Party Transactions

The Company conducted transactions with senior management, directors and persons or companies related to these individuals, and paid or accrued amounts as follows:

	Six months ended July 31,
	2016	2015
Salaries and other short-term benefits	$573	$545
Other long-term benefits	22	20
Share-based payment (1)	1,427	-
Total	$2,022	$565

(1)	Share-based payment represents the fair value determined at grant date to be expensed over the vesting period. Share-based payments are described in Note 10.

There are agreements with key employees that contain severance provisions for termination without cause or in the event of a take-over. Other than the President and Chief Executive Officer, none of PolyMet’s other directors has a service contract with the Company providing for benefits upon termination of their employment.

As a result of Glencore’s ownership of 28.3% of the Company it is also a related party. PolyMet has entered into a Technical Services Agreement with Glencore whereby PolyMet reimburses Glencore for costs associated with providing technical support to PolyMet, primarily in detailed project design and mineral processing where PolyMet requests assistance under an agreed scope of work. During the six months ended July 31, 2016, the Company recorded $nil (year ended January 31, 2016 - $3.350 million) for services under this agreement. Additional transactions with Glencore are described in Notes 7, 8, and 9.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at July 31, 2016 and for the three and six months ended July 31, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

13.	Commitments and Contingencies

In addition to items described elsewhere in these financial statements:

a)

As at July 31, 2016, the Company had firm commitments related to the environmental permitting process, land options, consultants, and rent of approximately $2.2 million with the majority due over the next year and the remainder due over four years.

	b)	As at July 31, 2016, the Company had non-binding commitments to maintain its mineral lease rights of $0.180 million with all due in the next year.

14.	Financial Instruments and Risk Management

The Company’s financial instruments are classified as loans and receivables, available for sale, and other financial liabilities.

Fair Value Measurements

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 –	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 –	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3 –	Inputs for the asset or liability that are not based on observable market data.

The fair values of cash, current amounts receivable, and accounts payable and accrued liabilities approximate their carrying amounts due to their short-term nature.

Liquidity Risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time and is achieved by maintaining sufficient cash. See additional discussion in Note 1.